UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          InSight Health Services Corp.
                                (Name of Issuer)

          Series A Preferred Stock, $0.001 par value, convertible into
                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   45766Q 10 1
                                 (CUSIP Number)

                Mark J. Mihanovic, Esq.; McDermott, Will & Emery
         2049 Century Park East - 34th Floor; Los Angeles, CA 90067-3208
                                 (310) 284-6110
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 26, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the followin box / /.

Check the following box if a fee is being paid with the statement /X/.









                                  SCHEDULE 13D

CUSIP No. 45766Q 10 1
___________________________________________________________________________
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     General Electric Company (I.R.S. Identification No. 14-0689340)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
___________________________________________________________________________
3    SEC USE ONLY

___________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /

___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
                     7   SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY           2,501,760 shares of Series A Preferred Stock
                         convertible into Common Stock on a one-for-one
                         basis, subject to adjustment
   OWNED BY          8   SHARED VOTING POWER
     EACH
   REPORTING               0
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH
                         2,501,760 shares of Series A Preferred Stock
                         convertible into Common Stock on a one-for-one
                         basis, subject to adjustment
                    10   SHARED DISPOSITIVE POWER

                           0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,501,760 shares of Series A Preferred Stock convertible into Common
     Stock on a one-for-one basis, subject to adjustment
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100% of outstanding Series A Preferred Stock; 48% of Common Stock, par value $0.001 per share (assuming conversion of Series A Preferred Stock)
14   TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.   Security and Issuer

          The security to which this statement relates is the Series A Preferred Stock, $0.001 par value (the "Series A Preferred Stock"), convertible into Common Stock, $0.001 par value (the "Common Stock"), of InSight Health Services Corp., a Delaware corporation (the "Company") with principal executive offices located at 4400 MacArthur Boulevard, Suite 800, Newport Beach, California 92660.


Item 2.   Identity and Background

          This statement is filed by General Electric Company, a New York corporation ("GE") with principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

          For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

          During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has, except as set forth on Schedule II hereto
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          To the best knowledge of GE, all persons identified on Schedule I are United States citizens, except that Paolo Fresco, Vice Chairman of the Board and an executive officer of GE, is an Italian citizen and Claudio X. Gonzalez, a director of GE, is a Mexican citizen.


Item 3.   Source and Amount of Funds or other Consideration

          In connection with the integration of the businesses (the "Merger") of Maxum Health Corp., a Delaware corporation ("Maxum"), and American Health Services Corp., a Delaware corporation ("AHS"), GE entered into a Preferred Stock Acquisition Agreement, dated as of February 26, 1996 (the "Stock Acquisition Agreement"), by and among Maxum, AHS, the Company and GE, which contemplated that certain financial accommodations would be provided by GE to the Company, Maxum and AHS. The Stock Acquisition Agreement provided, among other things, that (i) immediately prior to the Merger, Maxum would issue to GE 1,000,000 shares of Maxum's Series B Convertible Preferred Stock, par value $0.01 per share (the "Maxum Series B Preferred Stock"), (ii) immediately prior to the Merger, AHS would issue to GE 15,000 shares of AHS' Series C Preferred Stock, par value $0.03 per share (the "AHS Series C Preferred Stock"), and (iii) upon consummation of the Merger, the Maxum Series B Preferred Stock and the AHS Series C Preferred Stock would be converted into the right to receive 2,501,760 shares of Series A Preferred Stock of the Company. The Merger was consummated on June 26, 1996.

          The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Acquisition Agreement (a copy of which is attached hereto as Exhibit 1), which is hereby incorporated herein.


Item 4.   Purpose of Transaction

          GE acquired the Maxum Series B Preferred Stock and the AHS Series C Preferred Stock, which was converted into the right to receive Series A Preferred Stock of the Company upon consummation of the Merger, as an investment and in the ordinary course of business and not with the purpose of changing control of Maxum, AHS or the Company. GE will review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may dispose of the Series A Preferred Stock in the open market, in privately negotiated transactions or otherwise in accordance with applicable law.

          GE may change its current intentions, acquire additional shares of capital stock of the Company or take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. Except as described in this Item 4, GE has no current plans which relate to or would result in any of the events described in items (a) through (j) of the instructions to this Item 4 of Schedule 13D.


Item 5.   Interest in the Securities of the Issuer

          (a) GE beneficially owns all 2,501,760 shares of the Company's outstanding Series A Preferred Stock, representing 48% of the outstanding shares of Common Stock of the Company (assuming conversion of such Series A Preferred Stock into such Common Stock).

          (b) The responses to Items 7-11 of the cover page of this Schedule 13D relating to beneficial ownership of Common Shares are incorporated herein by reference.

          (c) Except as set forth in Item 3 hereof, neither GE nor, to the best knowledge of GE, any person identified on Schedule I hereto has effected any transactions with respect to the Series A Preferred Stock or Common Stock of the Company within the past 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Pursuant to the Stock Acquisition Agreement, GE has certain class voting rights with respect to the Company's Series A Preferred Stock. In addition, the Company and GE have entered into a Registration Rights Agreement, dated as of June 26, 1996 (the "Registration Rights Agreement"), which provides, among other things, that GE is entitled to certain demand and "piggy-back" registration rights. Otherwise, except as described in Item 3 hereof, GE has not entered into contracts, arrangements, understandings or relationships described in the instructions to this Item 6 of Schedule 13D. GE has no intention to make any commitments to the Company with respect to any of its debt or equity securities. GE may, however, change such current intention as may be permitted by law.

          The foregoing response to this Item 6 is qualified in its entirety by reference to the Stock Acquisition Agreement and the Registration Rights Agreement (a copy of which is attached hereto as Exhibit 2), which is hereby incorporated herein.




                                  EXHIBIT INDEX


Exhibit 99.1 Preferred Stock Acquisition Agreement, dated as of February 26, 1996, by and among the Company, AHS, Maxum and GE.

Exhibit 99.2 Registration Rights Agreement, dated as of June 26, 1996, between the Company and GE.




                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    GENERAL ELECTRIC COMPANY,
                    acting through GE Medical Systems


                    By:  /s/ Keith Sherin

                         Name:  Keith Sherin

                         Title:  Vice President - Finance and
                                 Financial Services Operations


                              Dated:  June 26, 1996



                                                                      SCHEDULE I

                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                            GENERAL ELECTRIC COMPANY

     The directors and executive officers of General Electric Company are identified in the table below. Directors of General Electric Company are indicated by an asterisk. Unless otherwise indicated, the business address of each person listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                        PRESENT PRINCIPAL
 NAME                   OCCUPATION                   CITIZENSHIP

 John F. Welch, Jr.*    Chairman of the Board and    United
                        Chief Executive Officer      States

 Dennis D. Dammerman*   Senior Vice President-       United
                        Finance                      States

 P. Fresco*             Vice Chairman of the Board   Italy
                        and Executive Officer

 John D. Opie*          Vice Chairman of the Board   United
                        and Executive Officer        States

 Frank P. Doyle         Executive Vice President     United
                                                     States

 Philip D. Ameen        Vice President and           United
                        Comptroller                  States

 James R. Bunt          Vice President and           United
                        Treasurer                    States

 David L. Calhoun       Vice President-GE            United
                        Transportation Systems       States

 William J. Conaty      Senior Vice President-Human  United
                        Resources                    States

 Lewis S. Edelheit      Senior Vice President-       United
                        Corporate Research and       States
                        Development

 Dale F. Frey           Chairman and President-GE    United
                        Investments Corporation      States

 Benjamin W. Heineman,  Senior Vice President,       United
 Jr.                    General Counsel and          States
                        Secretary

 W. James McNerney,     Senior Vice President-GE     United
 Jr.                    Lighting                     States

 Eugene F. Murphy       Senior Vice President-GE     United
                        Aircraft Engines             States

 Robert L. Nardelli     Senior Vice President-GE     United
                        Power Systems                States

 Robert W. Nelson       Vice President-Corporate     United
                        Financial Planning and       States
                        Analysis

 Gary M. Reiner         Vice President-Corporate     United
                        Business Development         States

 Gary L. Rogers         Senior Vice President-GE     United
                        Plastics                     States

 James W. Rogers        Vice President-GE Motors     United
                                                     States

 Keith Sherin           Vice Presient-Finance and    United
                        Financial Services           States
                        Operations

 Jay R. Stonesifer      Senior Vice President-GE     United
                        Appliances                   States

 John M. Trani          Senior Vice President-GE     United
                        Medical Systems              States

 Lloyd G. Trotter       Vice President-GE            United
                        Electrical Distribution and  States
                        Control

 H. Brewster Atwater,   Retired Chairman, Chief      United
 Jr.*                   Executive Officer, and       States
                        former Director General
                        Mills, Inc.

 David W. Calloway*     Chairman of the Board,       United
                        Chief Executive Officer and  States
                        Director, PepsiCo, Inc.

 Silas S. Cathcart*     Director and Retired         United
                        Chairman, Illinois Tool      States
                        Works

 Claudio X. Gonzalez*   Chairman of the Board and    Mexico
                        Managing Director Kimberly-
                        Clark de Mexico, S.A. de
                        C.V.

 Robert E. Mercer*      Retired Chairman of the      United
                        Board and former Director,   States
                        The Goodyear Tire & Rubber
                        Company

 Gertrude G.            Member of the Board of       United
 Michelson*             Directors - Federated        States
                        Department Stores

 Roger S. Penske*       President - Penske           United
                        Corporation                  States

 Barbara S. Preiskel*   Former Senior Vice           United
                        President, Motion Picture    States
                        Associations of America

 Frank H.T. Rhodes*     President Emeritus Cornell   United
                        University                   States

 Andrew C. Sigler*      Chairman of the Board, CEO
                        and Director, Champion
                        International

 Douglas A. Warner      Chairman of the Board,       United
 III*                   President, and Chief         States
                        Executive Officer, J.P.
                        Morgan & Co. Incorporated
                        and Morgan Guaranty Trust
                        Company

                                                                     SCHEDULE II

                              RECENT GE CONVICTIONS

7. United States ex. rel. Taxpayers Against Fraud and Chester L. Walsh v. General Electric Company

     On November 15, 1990, an action under the federal False Claims Act 31 U.S.C. Sections 3729-32, was filed under seal against General Electric
Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F11O aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

    On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

8. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

9. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.